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                                                                    EXHIBIT 20.1

FOR IMMEDIATE RELEASE

      ACCRUE SOFTWARE SIGNS DEFINITIVE AGREEMENT TO ACQUIRE PILOT SOFTWARE
            Accrue Poised to Deliver the Industry's Only Bulletproof
         eBusiness Analytics Platform and Integrated Applications Suite

FREMONT, CALIF., -- AUGUST 24, 2000 -- Accrue(R) Software (NASDAQ: ACRU), the leading provider of eBusiness analytic solutions for optimizing visitor response to Web-based campaign, content, commerce and affiliate initiatives, today announced that it has signed a definitive agreement to acquire Pilot Software, Inc., an industry pioneer in developing Web-enabled decision support and business intelligence applications for the enterprise. Under the terms of the acquisition, Pilot Software, previously owned by Platinum Equity Holdings, will become a wholly-owned subsidiary of Accrue Software. All of Pilot Software's outstanding stock will be exchanged for approximately 940,000 shares of Accrue common stock, subject to certain adjustments depending on the trading price of Accrue's Common Stock on the date of closing. The acquisition is expected to be non-dilutive. This transaction is expected to close in the next 30 days after satisfaction of closing conditions, including expiration of notification requirements under antitrust laws.

The acquisition of Pilot Software will further enhance Accrue's leading position in the eBusiness analytics market through the addition of advanced reporting and OLAP technology, talented business intelligence developers and a world-class global distribution channel. The next version of Accrue Insight(TM), to be released in calendar Q4 2000, will incorporate Pilot's leading-edge technologies. The enhanced Insight platform will feature the industry's most advanced customer analysis, reporting and development environment, highly-scalable parallel processing technology, combined with an easy-to-use interface. These features will enable enterprises to gain valuable insights into the effectiveness of their eBusiness initiatives and easily integrate operational and collaborative CRM applications for measuring the effectiveness of marketing, sales, and service automation efforts.

"As companies expand the number of channels in which they interact with customers, the need for a unified view of customer behavior and commerce activity becomes a critical underpinning for eBusiness success," said Mike Gotta, vice president with META Group. "Improving the value to customers from personalization efforts, marketing campaigns, commerce and service interfaces requires solutions that capture rich customer data and robust analytical frameworks that measure effectiveness. Companies, such as Accrue, that continue to extend their business intelligence capabilities are well-positioned to help eBusinesses manage the customer life-cycle."

Accrue is also committed to the continued support and enhancement of the Pilot platform through the integration with Accrue's existing eBusiness analytics technologies which include the InfoCharger high performance data processing engine that can scale to billions of customer interactions, and the Decision Series predictive and descriptive data modeling engines.

"With the Pilot Software acquisition, Accrue will achieve a crucial milestone," said Rick Kreysar, president and CEO of Accrue Software. "Accrue will own all the core technology assets required for a complete eBusiness analytic solution-comprehensive data collection technology, scalable, high-performance data processing, descriptive and predictive data modeling and flexible analysis and reporting. Our ability to leverage these technologies, as well as Pilot's strong worldwide distribution channels and partners, will allow us to deliver the most advanced eBusiness analytic applications and give us unassailable market leadership."

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Pilot's innovative, advanced business intelligence technology includes EIS graphical user interface development that converts complex data into actionable information; "hybrid" OLAP (HOLAP) for accessing very large databases with powerful analysis capabilities; and Time Series Intelligence that offers the most advanced method of analyzing and reporting on time and period attributes. Pilot's analytical applications are used by many of the largest corporations in the world such as DaimlerChrysler, Ingersoll-Rand and Panasonic, to measure and understand operational performance, customer activity and market trends. Pilot has established a strong distribution channel through its more than 50 distributors and system integrators in the U.S., Europe, Asia Pacific, Africa and South America.

ABOUT PILOT SOFTWARE
Pilot Software is a leading provider of business intelligence solutions that include expertise, platform technology, services, and focused applications. The company's solutions are used extensively in Global 2000 companies seeking to extend the understanding of their businesses, customers and markets across corporate intranets and the Internet. Working with large and diverse data sets, Pilot solutions deliver information to thousands of users facilitating insightful decision making across the enterprise. Pilot solutions run in both Windows(R) and browser-based environments.

ABOUT ACCRUE SOFTWARE
Accrue Software is the leading provider of eBusiness analytic solutions for optimizing visitor response to Web-based campaign, content, commerce and affiliate initiatives. Accrue's complete line of analytic applications offers companies the ability to target their most profitable customers by understanding behavior and purchasing trends for different visitor segments: Converting Clicks to Customers(TM). Accrue Software was founded in 1996 and has its headquarters in Fremont, Calif., with regional sales offices throughout the U.S., and an international headquarters in London, England. Accrue has strategic partnerships with Annuncio, Art Technology Group, ABC Interactive, BroadVision, DoubleClick, IBM, Informix, Intel/iPivot, JDA, MarketFirst, MicroStrategy, OgilvyOne Interactive, Open Market, Oracle Corporation, Siebel, Unica, Vignette, and Xchange. Accrue Software can be reached at 1-888-4ACCRUE or 510-580-4500 and at www.accrue.com.

Except for the historical information contained herein, the matters discussed in the news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Accordingly, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Potential risks and uncertainties include, without limitation, Accrue's contemplated acquisition of Pilot as described in this press release may not be consummated on time or at all, and unexpected difficulties associated with the integration of the personnel, operations and products of Pilot with Accrue's personnel, operations and products may occur, which may result in greater costs, lesser revenues or fewer benefits than Accrue currently expects to result from this transaction. These and other risk factors are described in detail in the Company's Registration Statement on Form S-1, and in the Company's other filings with the Securities and Exchange Commission. Accrue does not undertake any obligations to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

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Accrue, Accrue Insight, Hit List, Vista, BuyPath, DataLink, Decision Series and
NeoVista Assort and Profile are trademarks of Accrue Software, Inc. All other trademarks are the sole property of their respective owners.

FOR MORE COMPANY & PRODUCT INFORMATION:

Accrue Software, Inc.
Alyce Menton
510/580.4500
amenton@accrue.com

Liz Hammonds
Shandwick International
650-532-4082
ehammonds@shandwick.com